UNITED STATES

SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Garden Stage Limited
(Name of Issuer)

Common Stock
(Title of Class of Securities)

G3730L107

(CUSIP Number)

LAU KAM YAN KAREN

Director

Oriental Moon Tree Limited

30th Floor, China Insurance Group
Building, 141 Des Voeux Road Central
Central,
HONG KONG

852-2688-6333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

2024-11-01
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3730L107

(1)	Names of reporting persons

Oriental Moon Tree Limited

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☒
(b) ☐

(3)	SEC use only

(4)	Source of funds (see instructions) AF

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with:

	(7)	Sole voting power 9,638,080

	(8)	Shared voting power

	(9)	Sole dispositive power 9,638,080

	(10)	Shared dispositive power

(11)	Aggregate amount beneficially owned by each reporting person 9,638,080

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13)	Percent of class represented by amount in Row (11)
61.68%1

(14)	Type of reporting person (see instructions) HC

[1]	Based on 15,625,000 outstanding shares of Common Stock reported in the Issuer’s prospectus on Form 424B3 filed with the Securities and Exchange Commission on August 28, 2024.

ITEM 1. SECURITY AND ISSUER.

Name of Issuer:

Garden Stage Limited

Address of Issuer’s Principal Executive Offices:

30th Floor, China Insurance Group
Building, 141 Des Voeux Road Central
Central,
HONG KONG

ITEM 2. IDENTITY AND BACKGROUND.

(a) Name; Oriental Moon Tree Limited

(b) Residence or business address;

30th Floor, China Insurance Group
Building, 141 Des Voeux Road Central
Central,
HONG KONG

(c) Present principal occupation or employment; Holding company

(d) Criminal Convictions: No

(e) Civil Proceedings: No

(f) Citizenship/State of Incorporation/Organization: British Virgin Islands

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

ITEM 4. PURPOSE OF TRANSACTION.

Oriental Moon Tree Limited intends to continuously review its investment in the Issuer, and may in the future take such actions with respect to its investment in the Issuer as it deems appropriate:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer

As of the date of this Schedule 13D, except as set forth in this Schedule 13D above, Oriental Moon Tree Limited does not have any plans or proposals which would result in:

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(A-B) For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13D. Oriental Moon Tree Limited is the affiliate of the Issuer.

C) Oriental Moon Tree Limited effected the transactions and the transactions executed in open market. Details as below:

Date	Side	Shares	Price*
08/23/2024	Sell	21	7.43
09/18/2024	Sell	3100	2.23
09/19/2024	Sell	100	3.85
09/20/2024	Sell	228124	1.59
09/20/2024	Sell	243655	1.26
10/04/2024	Sell	200000	2.21
10/10/2024	Sell	200000	1.75
10/18/2024	Sell	200000	1.50
10/24/2024	Sell	193500	1.20
10/25/2024	Sell	206500	1.20
10/31/2024	Sell	210000	1.06
11/01/2024	Sell	151920	1.05

*	Calculated based on Gross Proceeds.

D) Not Applicable

E) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the knowledge of the Reporting Person, except for the matters described in this Schedule 13D, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Person or between the Reporting Person and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	11/08/2024

Signature	LAU KAM YAN KAREN
Name/Title	Director

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